Esoterica Thematic Trust	FORESIDE FUND Services, LLC
135 W. 52nd Street, Suite 16C New York, New York 10019	3 Canal Plaza Portland, ME 04101

March 4, 2020

VIA ELECTRONIC TRANSMISSION

Ms. Lisa Larkin

Senior Counsel

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Esoterica Thematic Trust, Files Nos.: 333-233633; 811-23473

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, Esoterica Thematic Trust (formerly Esoterica Thematic ETF Trust) (the "Registrant") and Foreside Fund Services, LLC (the Esoterica NextG Economy ETF's principal underwriter/distributor), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement (the "Amendment"), which was filed on February 20, 2020, to March 10, 2020, or the earliest practicable date thereafter. Absent acceleration, the Amendment would not become effective.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Fund. If you have any questions concerning this request please contact JoAnn M. Strasser at (614) 469-3265 or Ryan S. Wheeler at (513) 352-6693.

Esoterica Thematic Trust		Foreside Fund Services, LLC

By:	/s/ Karan Trehan	By:	/s/ Mark Fairbanks
Name:	Karan Trehan	Name:	Mark Fairbanks
Title:	President	Title:	Vice President
Date:	March 4, 2020	Date:	March 4, 2020